Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, British Columbia

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free: 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

250.754.4223

mail@triant.com

FOR IMMEDIATE RELEASE

Triant Reports Fourth Quarter and Year End 2003 Financial Results

VANCOUVER, CANADA — MARCH 2, 2004 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today reported financial results for the fourth quarter and year ended December 31, 2003 (expressed in Canadian dollars), which will also be posted on the Company’s website at www.triant.com. The Company will host a conference call today, Tuesday, March 2, 2004 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss these financial results.

Revenue for the fourth quarter ended December 31, 2003 was $2,170,791 compared to $1,802,418 for the fourth quarter of 2002. During the fourth quarter ended December 31, 2003, Triant received $1.9 million in new orders compared to $0.4 million for the fourth quarter of 2002. Triant ended the fourth quarter of 2003 with $0.5 million in total of deferred revenue and backlog (defined as the unbilled portions of purchase orders received from customers, which is a non-GAAP measure that may not be comparable to other companies) compared to $1.2 million at the end of the fourth quarter of 2002.

Loss from operations for the fourth quarter ended December 31, 2003 decreased to $18,788 compared to loss from operations of $1,028,639 for the fourth quarter of 2002 as a result of higher revenue and gross margin combined with lower operating expenses.

Net loss for the fourth quarter ended December 31, 2003 was $51,842, or a loss per share of $0.00, compared to a net loss of $935,778, or a loss per share of $0.02, for the fourth quarter of 2002.

Revenue for the year ended December 31, 2003 was $6,575,280 compared to $6,547,077 for the year ended December 31, 2002. Although revenue in 2003 was only slightly ahead of revenue for 2002 in terms of Canadian dollars, in terms of U.S. dollars, revenue increased 14% in 2003 compared to 2002 (as the Company’s products are priced and paid for in U.S. dollars). This variance was due to the significant decrease in the relative value of the U.S. dollar to the Canadian dollar in 2003. During the year ended December 31, 2003, Triant received $6.0 million in new orders compared to $6.4 million for the year ended December 31, 2002.

Loss from operations for the year ended December 31, 2003 decreased to $2,087,753 compared to loss from operations of $4,662,346 for the year ended December 31, 2002 as a result of higher gross margin combined with lower operating expenses.

Net loss for the year ended December 31, 2003 was $2,789,645, or a loss per share of $0.07, compared to net loss of $4,331,237, or a loss per share of $0.10, for the year ended December 31, 2002. This included foreign exchange losses of $878,246 on U.S. dollar denominated working capital for the year ended December 31, 2003 compared to foreign exchange gains of $15,142 for the year ended December 31, 2002 as a result of the significant decrease in the relative value of the U.S. dollar to the Canadian dollar during 2003.

As at December 31, 2003, Triant maintained a $10.4 million balance for cash, cash equivalents, short-term investments and accounts receivable compared to a $13.7 million balance as at December 31, 2002.

Commenting on the 2003 results, Robert Heath, Triant’s Chief Executive Officer, stated: “Although our revenue growth was flat year-over-year in terms of Canadian dollars, our revenue in U.S. dollars grew by 14%. ModelWare is priced and paid for in U.S. dollars and the weakening U.S. dollar relative to the Canadian dollar had a significant negative impact on our revenue as reported in Canadian dollars. We were successful in reducing our cost structure over 2002, primarily due to lower research and development expenses, reflecting our previous decision to transition away from using outsourced software development to building an in-house, semiconductor-oriented research and development team. Our operating loss for the year decreased by 55% and our net loss decreased by 36% despite the effect of a foreign exchange loss of $878,246 in 2003 compared to a foreign exchange gain of $15,142 in 2002 that resulted from changes in the relative value of the Canadian dollar to the U.S. dollar on working capital denominated in U.S. dollars.

“Triant has been able to make progress for its products and services, despite the constraints of its customers and the challenges of the semiconductor markets for most suppliers, by opening up new accounts and further deployments of ModelWare in existing accounts. ModelWare is now deployed on approximately 4,000 pieces of equipment in major semiconductor manufacturers around the world making Triant the leading supplier of fault detection solutions in the emerging market for APC (Advanced Process Control) software. Triant believes the demand for APC products and services will continue to increase on a year-over-year basis as customers realize their benefits.

“Our growth strategy is to focus on the semiconductor industry and develop a sustainable and profitable business in this industry segment by focusing on equipment health monitoring and advanced fault detection, and by introducing new products and services into the semiconductor market to broaden our opportunities. We believe we can achieve this by meeting the following objectives:

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Expanding deployments of ModelWare in existing accounts and opening up new accounts in Asia, USA and Europe where evaluations are in-progress.

•

Aggressively pricing ModelWare for fab-wide deployment.

•

Continuing to build an excellent global sales, support and service organization.

•

Focusing our applications engineering group on solving our customers’ tough manufacturing problems thereby providing a solid return on investment for the deployment of ModelWare.

•

Enhancing ModelWare; developing new and complementary products aimed at the semiconductor industry.

•

Positioning our Psychometrics Division for revenue growth

•

Maintaining our expenditure disciplines.

“Our goal for 2004 is to be profitable. Although our revenue outlook for the first quarter of 2004 is weaker than the fourth quarter of 2003, being comparable to the first quarter of 2003, we believe that the demand for advanced process control products is increasing and that Triant continues to have a solid market opportunity to grow revenue.”

Conference Call Access Information

Triant will host a conference call today, Tuesday, March 2, 2004 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss the fourth quarter and year end 2003 financial results. The dial-in number for the call is 416.405.9328 and the Conference Code is 3009539. A replay of the conference call will be available today, Tuesday, March 2, 2004 after 4:45 p.m. Pacific Time (7:45 p.m. Eastern Time). The replay number is 416.695.5800 and the Conference Code is 3009539.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.

-- Financial Tables Follow --

TRIANT TECHNOLOGIES INC.

Summary Consolidated Statement of Operations Data

(Expressed in Canadian Dollars)

(Unaudited)

Three Months Ended December 31,		Year Ended December 31,
2003	2002	2003	2002

Revenue	$ 2,170,791	$ 1,802,418	$ 6,575,280	$ 6,547,077
Cost of revenue	334,812	785,750	1,473,876	1,975,695
Gross margin	1,835,979	1,016,668	5,101,404	4,571,382

Operating expenses
Research and development	1,192,956	1,207,404	4,036,648	5,785,109
Selling, general and administrative	661,811	837,903	3,152,509	3,448,619

Total operating expenses	1,854,767	2,045,307	7,189,157	9,233,728
Loss from operations	(18,788)	(1,028,639)	(2,087,753)	(4,662,346)

Interest and other (expense) income	(33,054)	92,861	(701,892)	331,109

Net loss for the period	(51,842)	(935,778)	(2,789,645)	(4,331,237)

Loss per share	$ (0.00)	$ (0.02)	$ (0.07)	$ (0.10)

Weighted average number of common shares outstanding	41,402,675	41,402,675	41,402,675	41,492,242

Number of common shares issued and outstanding	41,402,675	41,402,675	41,402,675	41,402,675

TRIANT TECHNOLOGIES INC.

Summary Consolidated Balance Sheet Data

(Expressed in Canadian Dollars)

(Unaudited)

December 31, 2003	December 31, 2002

Cash, cash equivalents and short-term investments	$ 7,354,044	$ 12,442,039
Accounts receivable, net	3,010,111	1,216,233
Prepaid expenses and deposits	144,878	137,310
Inventory	257,520	-
Property, plant and equipment	552,964	517,211
Total assets	11,319,517	14,312,793
Accounts payable and accrued liabilities	2,109,823	1,904,518
Deferred revenue	464,500	873,436
Total liabilities	2,574,323	2,777,954
Total shareholders’ equity	8,745,194	11,534,839